Exhibit 99.1

JAYUD GLOBAL LOGISTICS LIMITED

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30, 2024
	2023	(Unaudited)
	RMB	RMB	US$
Assets
Current assets
Cash	26,103,076	21,076,691	2,957,385
Restricted cash	501,952	-	-
Accounts receivable, net	41,281,988	46,816,230	6,569,039
Accounts receivable - related parties	-	260,010	36,483
Contract assets	2,023,221	2,787,512	391,131
Prepaid expenses and other current assets, net	12,513,878	9,626,088	1,350,689
Other receivable - related parties	164,858	385,563	54,100
Total current assets	82,588,973	80,952,094	11,358,827

Non-current assets
Property and equipment, net	1,123,976	973,909	136,654
Intangible asset, net	1,994,868	1,550,055	217,497
Operating right-of-use assets, net	8,992,535	3,685,004	517,063
Deferred offering costs	-	299,397	42,010
Deferred tax assets, net	3,689,514	4,829,555	677,661
Refundable deposits	2,060,734	1,060,734	148,837
Total non-current assets	17,861,627	12,398,654	1,739,722

TOTAL ASSETS	100,450,600	93,350,748	13,098,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	25,603,498	21,436,891	3,007,927
Current maturities of long-term borrowing	4,400,000	4,100,000	575,293
Loan payable - a related party	3,000,000	-	-
Loans payable - a third party	-	2,829,023	396,956
Accounts payable - third parties	39,804,623	40,867,407	5,734,328
Accounts payable - related parties	6,666,458	18,241,237	2,559,527
Contract liabilities	4,777,398	2,611,792	366,475
Accrued expenses and other current liabilities	7,485,881	13,437,842	1,885,537
Other payables - related parties	8,516,645	738,548	103,630
Other payables - shareholders	37,029	18,013	2,528
Taxes payable	513,197	917,728	128,771
Operating lease liabilities - current	8,806,671	5,067,633	711,067
Total current liabilities	109,611,400	110,266,114	15,472,039

Non-current liabilities
Loans payable - shareholders	823,265	16,335,567	2,292,132
Loans payable - a third party	2,833,080	-	-
Loans payable - a related party	-	2,000,000	280,631
Operating lease liabilities – non-current	5,216,622	2,268,683	318,331
Other payables - shareholders -non-current	6,937,500	6,937,500	973,438
Deferred tax liabilities	760,806	980,166	137,530
Total non-current liabilities	16,571,273	28,521,916	4,002,062
Total liabilities	126,182,673	138,788,030	19,474,101
Commitments and contingencies
Shareholders’deficit
Class A Ordinary shares (par value of US$ 0.0001 per share;480,000,000 Class A ordinary shares authorized and 14,942,623 Class A ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024.)	9,787	9,787	1,373
Class B Ordinary shares (par value of US$ 0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2023 and June 30, 2024.)	4,087	4,087	573
Additional paid in capital	60,423,647	59,999,981	8,418,923
Statutory reserves	502,941	764,231	107,233
Accumulated deficit	(77,454,208)	(95,650,425)	(13,421,230)
Accumulated other comprehensive loss	(1,541,653)	(1,511,046)	(212,023)
Total Jayud Global Logistics Limited shareholders’ deficit	(18,055,399)	(36,383,385)	(5,105,151)
Non-controlling interests	(7,676,674)	(9,053,897)	(1,270,401)
Total shareholders’ deficit	(25,732,073)	(45,437,282)	(6,375,552)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	100,450,600	93,350,748	13,098,549

The accompanying notes are an integral part of these interim condensed consolidated financial statements

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues - freight forwarding	166,182,598	162,734,262	22,834,127
Revenues - freight forwarding - related parties	211,684	609,612	85,538
Revenues - supply chain management and others	3,090,971	106,622,319	14,960,756
Revenues - supply chain management and others - related parties	-	641,316	89,987
Total Revenues	169,485,253	270,607,509	37,970,408

Cost of revenues -freight forwarding	(133,365,583)	(139,288,357)	(19,544,306)
Cost of revenues -freight forwarding - related parties	(34,233,328)	(33,130,090)	(4,648,663)
Cost of revenues - supply chain management and others	(2,495,486)	(100,901,129)	(14,157,985)
Total Cost of revenues	(170,094,397)	(273,319,576)	(38,350,954)

Gross loss	(609,144)	(2,712,067)	(380,545)

Operating expenses
Selling expenses	(6,373,345)	(3,850,752)	(540,320)
(Provision for) / reversal of credit losses	(993,807)	1,840,875	258,303
Impairment charges on long-lived assets	-	(963,867)	(135,245)
Lease termination loss	(1,197,921)	(310,673)	(43,592)
General and administrative expenses	(13,628,922)	(11,844,976)	(1,662,033)
Research and development expenses	(1,755,063)	(502,278)	(70,477)
Total operating expenses	(23,949,058)	(15,631,671)	(2,193,364)
Operating loss	(24,558,202)	(18,343,738)	(2,573,909)

Other expenses
Other (expenses) income, net	(241,469)	74,482	10,451
Foreign exchange loss, net	(974,371)	(464,790)	(65,217)
Financial expenses, net	(417,654)	(1,252,481)	(175,742)
Total other expenses, net	(1,633,494)	(1,642,789)	(230,508)

Loss before income tax expense	(26,191,696)	(19,986,527)	(2,804,417)
Income tax (expenses) benefit	(36,339)	672,393	94,347
Net loss	(26,228,035)	(19,314,134)	(2,710,070)
Less: Net loss attributable to non-controlling interests	(2,476,015)	(1,379,207)	(193,524)
Net loss attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(23,752,020)	(17,934,927)	(2,516,546)

Net loss	(26,228,035)	(19,314,134)	(2,710,070)
Foreign currency translation adjustment, net of tax	(2,452,762)	(1,329,500)	(186,549)
Total comprehensive loss	(28,680,797)	(20,643,634)	(2,896,619)
Less: total comprehensive loss attributable to non-controlling interest	(2,476,015)	(1,379,207)	(193,524)
Total comprehensive loss attributable to Jayud Global Logistics Limited’s ordinary shareholders	(26,204,782)	(19,264,427)	(2,703,095)

Net loss per share
Basic and diluted	(1.16)	(0.84)	(0.12)
Weighted average shares
Basic and diluted	20,494,426	21,352,223	21,352,223

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit) /Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	loss	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	13,590,400	8,830	6,409,600	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587
Provision for statutory reserve	-	-	-	-	-	-	(1,076,065)	1,076,065	-	-	-	-
Net loss	-	-	-	-	-	-		(23,752,020)	-	(23,752,020)	(2,476,015)	(26,228,035)
Issuance of new shares	1,250,000	976	-	-	39,083,572		-	-	-	39,084,622	-	39,084,622
Issuance of warrants	-	-	-	-	360,874		-	-	-	360,874	-	360,874
Reorganization payment	-	-	-	-	(34,399,708)		-	-	-	(34,399,708)	-	(34,399,708)
Funds received from share issued in 2022	-	-	-	-	-	34,823,000	-	-	-	34,823,000	-	34,823,000
Transfer of deferred offering cost upon completion of IPO	-	-	-	-	(16,101,079)	-	-		-	(16,101,079)	-	(16,101,079)
Foreign currency translation	-	-	-	-	-	-	-	-	(2,252,616)	(2,252,616)	-	(2,252,616)
Balance as of June 30, 2023 (unaudited)	14,942,623	9,880	6,409,600	4,087	61,635,472	-	3,575,076	(31,701,623)	(2,434,162)	31,088,730	(4,904,085)	26,184,645

Balance as of December 31, 2023	14,942,623	9,787	6,409,600	4,087	60,423,647	-	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)
Provision for statutory reserve	-	-	-	-	-	-	261,290	(261,290)	-	-	-	-
Net loss	-	-	-	-	-	-		(17,934,927)	-	(17,934,927)	(1,379,207)	(19,314,134)
Business acquisition (note 1(c))	-	-	-	-	4,654	-		-	-	4,654	1,984	6,638
Others	-	-	-	-	(428,320)	-	-	-	-	(428,320)	-	(428,320)
Foreign currency translation	-	-	-	-	-	-	-	-	30,607	30,607	-	30,607
Balance as of June 30, 2024 (unaudited)	14,942,623	9,787	6,409,600	4,087	59,999,981	-	764,231	(95,650,425)	(1,511,046)	(36,383,385)	(9,053,897)	(45,437,282)
Balance as of June 30, 2024 (unaudited) (US$)		1,373		573	8,418,923	-	107,233	(13,421,230)	(212,023)	(5,105,151)	(1,270,401)	(6,375,552)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(26,228,035)	(19,314,134)	(2,710,070)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for (reversal of) credit losses	993,807	(1,840,875)	(258,303)
Lease termination loss	1,197,921	310,673	43,592
Depreciation and amortization	496,168	242,022	33,959
Amortization of operating lease right-of-use asset	2,432,398	2,565,585	359,991
Losses from disposal of property, equipment and software	3,000	-	-
Impairment losses of property and equipment	-	963,867	135,245
Investment losses	-	33,813	4,744
Deferred tax benefit	-	(920,680)	(129,186)
Changes in operating assets and liabilities
Accounts receivable, net	(21,949,257)	(3,464,994)	(486,192)
Accounts receivable - related parties	1,676,016	(260,010)	(36,483)
Contract assets	(1,582,304)	(798,100)	(111,986)
Prepaid expenses and other current asset, net	(7,263,504)	3,753,560	526,682
Prepaid expenses - a related party	-	(260,513)	(36,554)
Accounts payable	2,936,793	894,174	125,466
Accounts payable - related parties	8,912,233	11,574,779	1,624,120
Contract liabilities	(425,892)	(2,165,606)	(303,868)
Accrued expenses and other current liabilities	2,149,561	(2,081,469)	(292,062)
Other payable - shareholders	(24,465)	(19,016)	(2,668)
Other payable - related parties	-	(2,704)	(380)
Tax payable	(2,505,920)	404,530	56,761
Operating lease liabilities	(2,344,457)	(4,255,704)	(597,141)
Net cash used in operating activities	(41,525,937)	(14,640,802)	(2,054,333)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	-	144,431	20,269
Purchase of property, equipment and intangible assets	(2,294,212)	(611,010)	(85,734)
Net cash used in investing activities	(2,294,212)	(466,579)	(65,465)

Cash flows from financing activities:
Proceeds from short-term borrowings	10,000,000	17,743,710	2,489,716
Proceeds from a long-term borrowing	-	-	-
Repayments of short-term borrowings	(6,300,000)	(21,910,317)	(3,074,356)
Repayment of a long-term borrowing	(300,000)	(300,000)	(42,095)
Proceeds from loans provided by shareholders	2,000,000	15,508,245	2,176,046
Proceeds from loans provided by related parties	-	3,000,000	420,946
Loans repayment to shareholders	-		-
Loans repayment to related parties	-	(4,000,000)	(561,262)
Proceeds from new shares issuance	74,507,913	-	-
Payments for deferred offering costs	(9,414,075)	(513,201)	(72,010)
Payments to Initial shareholders	(35,000,000)	-	-
Capital injection by a non-controlling interest	-	20,000	2,806
Other payable - related parties	(709,375)	-	-
Net cash provided by financing activities	34,784,463	9,548,437	1,339,791

Effect of exchange rate changes	(2,252,616)	30,607	4,296

Net decrease in cash and cash equivalents and restricted cash	(11,288,302)	(5,528,337)	(775,711)

Total cash and cash equivalents and restricted cash at beginning of the year	28,440,241	26,605,028	3,733,096
Total cash and cash equivalents and restricted cash at end of the year	17,151,939	21,076,691	2,957,385
Restricted cash at end of the year	501,695	-	-
Cash and cash equivalents at end of the year	16,650,244	21,076,691	2,957,385

Supplemental disclosure of cash flow information:
Income tax paid	2,152,341	172,377	24,187
Interest expense paid	463,221	645,490	90,572

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	12,004,719	7,203,051	1,010,699
Dividend distribution included in Other payable - shareholders	6,937,500	-	-
Issuance of warrant as share issue cost	360,874	-	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

Jayud Global Logistics Limited (“Jayud” or the “Company”) was incorporated in the Cayman Islands on June 10, 2022 under the Cayman Islands Companies Act. The Company through its consolidated subsidiaries (collectively, the “Group”) is principally engaged in the freight forwarding and trading based in the People’s Republic of China (“PRC” or “China”).

As of June 30, 2024, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of Incorporation /Acquisition	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (Hong Kong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Joyed Logistics Services Inc. (“JYD US”)	Jayud	April 25, 2023	U.S.A.	100%	Freight forwarding
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
HK XINYX Technology Limited (“HK XYX”)	JYD HK	September 6, 2023	Hong Kong	100%	International trading
HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”)	JYD HK	April 2, 2024	Hong Kong	51%	Freight forwarding
HYTX Warehouse Inc. (“HYTX”)	JYD US	May 15, 2024	U.S.A.	51%	Warehousing
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch, Guangzhou Branch, Qingdao Branch and Ningbo Branch (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Xuchang Jayud Supply Chain Management Co., Ltd (“JYD XC”)	JYD WLKJ	May 6, 2021	PRC	100%	Freight forwarding
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen XIN YU Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	International trading
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd (“JYD RHTD”)	JYD XYX	July 31, 2023	PRC	51%	International trading
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2021	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, and Xiamen Branch (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi JiaYuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Cargo Link Company Limited (“JYD SHWL”)	JYD WLKJ	November 10, 2021	PRC	51%	Freight forwarding
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing
Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”)	JYD WLKJ	January 18, 2024	PRC	51%	Freight forwarding
Shenzhen JNT International Logistics Co.,Ltd (“JNT”)	JYD WLKJ	January 18, 2024	PRC	51%	Freight forwarding

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

(b) Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) under the laws of Hong Kong, PRC, as its direct wholly-owned subsidiary, on June 24, 2022. In September 2022, JYD HK directly invested in JYD WLKJ as its direct wholly-owned subsidiary and resulted in payment of RMB 35Mil for share purchase from initial shareholders.

Since the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in September 2022, as described above. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

The Company and its subsidiaries resulting from the reorganization have always been under the common control of the same controlling shareholders before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and have been consistently applied. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2022 and 2023. In the opinion of management, the accompanying interim condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended June 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

(b) Principles of consolidation

The interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates and assumptions

The preparation of the interim condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to the allowance of credit loss for accounts receivables, contract assets, and prepaid expenses and other current asset, the impairment of long-lived assets, and the valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the interim condensed consolidated financial statements.

(d) Foreign currencies and foreign currency translation

The reporting currency of the Group is Renminbi (“RMB”). The financial statements of non-PRC entities are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the years for income and expense items. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency other than RMB is translated at the historical rate of exchange at the time of capital contribution.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(d) Foreign currencies and foreign currency translation (cont.)

Translation adjustments arising from these are reported as foreign currency translation adjustments of RMB 2,452,762 and RMB 1,329,500 (US$ 186,549) for the six months ended June 30, 2023 and 2024, respectively and are shown as a separate component of shareholders’ equity on the interim condensed consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the interim condensed consolidated financial statements, representing the index rates stipulated by the Bank of China:

HKD against RMB	June 30, 2023	December 31, 2023	June 30, 2024
Year-end spot rate	HKD1=RMB0.9207	HKD1=RMB0.9056	HKD1=RMB0.9126
Average rate	HKD1=RMB0.8883	HKD1=RMB0.8999	HKD1=RMB0.9084

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of income and comprehensive income. The Group incurred and recognized foreign currency exchange loss of RMB 974,371 and RMB 464,790 (US$ 65,217) for the six months ended June 30, 2023 and 2024, respectively, as a result of changes in the exchange rate.

(e) Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying interim condensed financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$ 1.00=RMB 7.1268 on June 30, 2024, representing the middle rate as set forth in the statistical release of the Bank of China as of June 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f) Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC (“Accounting Standard Codification”) 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has determined that there is only one reportable operating segment since all types of the services provided and products delivered are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(g) Cash and Restricted Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2023 and June 30, 2024, balances of cash were RMB 26,103,076 and RMB 21,076,691 (US$ 2,957,385), respectively. Out of the total cash balances, RMB 3,142,124 and RMB 3,076,631 (US$ 431,699) are dominated in currencies other than RMB as of December 31, 2023 and June 30, 2024, respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Company need to deposit RMB 500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Company and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. In January 2024, RMB 501,952 (US$ 70,432) was released from all restrictions, which consisted of principal of RMB 500,000 (US$ 70,158) and accumulated interests of RMB 1,952 (US$ 274).

(h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, and are due on demand. The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. An allowance for credit losses is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from April 1, 2023, the Group adopted ASU No.2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2023 and June 30, 2024, the Group record allowance for credit loss of RMB 10,196,104 and RMB 8,141,968 (US$ 1,142,444 ) against accounts receivable, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(i) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

During the six months ended June 30, 2024, there was a triggering event of negative cash flows and operating losses at the freight forwarding and warehousing assets group level that indicated the carrying amounts of the Company’s long-lived assets may not have been recoverable. In accordance with ASC 360, regarding the long-lived assets, we performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Group then performed an analysis to estimate the fair value of the other long-lived assets and concluded that property and equipment and right-of-use (ROU) assets were subject to impairment. As of June 30, 2024, the Group’s property and equipment and ROU assets mainly included machinery, equipment, vehicles, leasehold improvement and operating office and warehouse leases. For the six months ended June 30, 2024, the Group recognized an impairment charge of RMB 396,850 (US$ 55,684) against the property and equipment, RMB 567,017 (US$ 79,561) against the intangible assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value.

(j) Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

 Financial assets and liabilities of the Group primarily consisted of cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2023 and June 30, 2024, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(k) Revenue recognition

Substantially all of the Group’s revenues are from contracts associated with freight forwarding services domestically and internationally. Additionally, the Group provides supply chain management to customers, by exploiting its advantages in global supply chain services.

The following table identifies the disaggregation of the Group’s revenue for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30, 2023		Six months ended June 30, 2024
Revenue Categories	(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	166,394,282	98.2%	163,343,874	22,919,666	60.3%
- Integrated cross-border logistics	110,622,640	65.3%	100,212,026	14,061,293	37.0%
- Fragmented logistics	37,106,900	21.9%	56,784,271	7,967,709	21.0%
- Chartered airline freight services	18,664,742	11.0%	6,347,577	890,663	2.3%
Type B: Supply chain management	1,292,197	0.8%	105,500,404	14,803,335	39.0%
- International trading in relation to supply chain management	1,290,954	0.8%	105,499,754	14,803,243	39.0%
- Agent services	1,243	0.0%	650	92	0.0%
Type C: Other services	1,798,774	1.0%	1,763,231	247,409	0.7%
- Customs brokerage	1,687,258	1.0%	1,763,231	247,409	0.7%
- Software development	111,516	0.0%	-	-	0.0%
Total	169,485,253	100.0%	270,607,509	37,970,409	100.0%

The following table presents revenue classified by timing of revenue recognition for the six months ended June 30, 2023 and 2024, respectively.

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RMB	RMB	US$
Point in time	1,868,386	108,964,101	14,803,335
Over time	167,616,867	161,643,408	23,167,074
Total revenue	169,485,253	270,607,509	37,970,409

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

Type A: Freight forwarding services

The Group primarily engages in freight forwarding services, including integrated cross-border logistics, fragmented logistics, and chartered airline freight services. Integrated cross-border logistics and fragmented logistics are indifferent in the revenue recognition analysis, but with different quotation process. Under these two types of freight forwarding services, the Group fulfils its performance obligation by transporting freights from the origin to the destination, both are specified by customers, via air freight, ocean freight, and land freight. The Group considers that there is only one performance obligation as the customer cannot benefit from the facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The transaction price is fixed when the contract was signed by both parties. These two types of revenue are recognized over time based on the extent of progress towards completion of the performance obligation. The Group adopts the output method, which is based on the transit time period, to measure progress. For chartered airline freight services, the Group provides a fixed volume or weight of space capacity on fixed-route air planes for customer transportation during the duration of the contract. The Company fulfills its performance obligation by transporting freights from the origin to the destination. The transaction price is fixed when the contract was signed by both parties, and there will be no variable consideration during transportation. This type of revenue is recognized in straight-line basis over the transit period. Generally, the airplane completes flight transportation service within one day or several hours.

The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is responsible for managing all aspects of the shipments process and taking the risk of loss for delivery. Therefore, such revenues are reported on a gross basis.

For certain contracts, the Group considers itself the agent for transactions that it cooperates with third-party carriers to arrange freight services. Third-party carriers signed the contracts with customers and were in control of establishing the transaction price, and were responsible for fulfilling the promise to provide freight services. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of freight forwarding services.

Type B: Supply chain management

The Group also engages in supply chain management, which includes international trading and agent services. The Group provides international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Company’s customary business practices, once the products are delivered to the designated spot by its customers, the control of products has transferred, which indicates that the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. The Group considers itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

Type B: Supply chain management (cont.)

In addition to international trading, the Group also provides agent services relates to export/import procedures, for example, application for duty-refund, customs brokerage services and so on. The Group fulfills its performance obligation by arranging export/import business for the customer, including but not limited to signing contracts with end customers on behalf of the customer and preparing customs brokerage and duty refund. This type of revenue is recognized at a point in time upon the completion of the agent services. The Group considers itself the agent because the Group is not primarily responsible for fulfilling the promise to provide the specified goods, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of international trading and agent services.

Type C: Other value-added services

The Group also provides customs brokerage services, and logistics-related software development services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding business under Type A, or the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. The Group fulfils its performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized at a point in time upon completion of services, usually within one day.

The Group also generates revenues from logistics-related software development services. The Group identifies two performance obligations within the contract: the software development services and the maintenance services. The transaction price is allocated based on the stand-alone selling price for each type of service. The Group recognizes software development services revenue over time in proportionate to the relative labor hours over the total budgeted hours of the project. The Group also promises to provide one-year maintenance service after the above mentioned software has been launched. The Group recognizes maintenance services revenue over the service period of one year.

Contract assets and liabilities

In-transit freight with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Contract liabilities represents the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers of international trading. The Group expects to recognize this balance as revenue over the next 12 months.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(k) Revenue recognition (cont.)

Contract assets and liabilities (cont.)

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	1,989,310	4,777,398	670,343

Contract assets were RMB 2,023,221 and RMB 2,787,512 (US$ 391,131) as of December 31, 2023 and June 30, 2024, respectively. Contract liabilities related to advance payments from customers were RMB 4,777,398 and RMB 2,611,792 (US$ 366,475) as of December 31, 2023 and June 30, 2024, respectively.

Contract costs

Contract costs consists of incremental costs of obtaining a contract with customers, for example, sales commissions. The Group elects to use the practical expedient, allowing to recognize the incremental costs of obtaining a contract as a cost or an expense when incurred if the amortization period, usually the contractual period, would have been one year or less.

(l) Cost of revenues

Cost of revenues consist primarily of (i) cost of freight charges, (ii) cost of purchase for international trading, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnity paid to carriers and (vii) cost of warehouse lease. Cost of freight charges consists of (i) airfreight/ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

(m) Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, net, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses, net of RMB 417,654 and RMB 1,252,481 (US$ 175,742) for the six months ended June 30, 2023 and 2024, respectively. The Group incurred foreign exchange loss of RMB 974,371 and RMB 464,790 (US$ 65,217) for the six months ended June 30, 2023 and 2024, respectively.

(n) Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

(o) Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Leases (cont.)

Leases with an initial term of 12 months or less are short-term lease and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. Based on the Group’s assessment, no impairment charges against ROU is needed during the six months ended June 30, 2024.

(p) Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Income taxes (Cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions at December 31, 2023 and June 30, 2024, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the the six months ended June 30, 2023 and 2024.

(q) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Group reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income.

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the six months ended June 30, 2023 and 2024.

The Notice of Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on the Adjustment to VAT Rates, promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(r) Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and June 30, 2024, there was no dilution impact.

(s) Statutory reserves

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. The statutory reserve were RMB 502,941 and RMB 764,231 (US$ 107,233) as of December 31, 2023 and June 30, 2024, respectively.

(t) Concentration of risks

Concentration of Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality. As of December 31, 2023 and June 30, 2024, RMB 26,103,076 and RMB 21,076,691 (US$ 2,957,385) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(t) Concentration of risks (cont.)

Concentration of Credit Risks (cont.)

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2023, one customer accounted for 17.0% of accounts receivable. As of June 30, 2024, two customers accounted for 17.2% and 10.8% of accounts receivable, respectively. For the six months ended June 30, 2023, two customers accounted for approximately 10.9% and 10.8% of the total revenue, respectively. For the six months ended June 30, 2024, one customer accounted for approximately 10.1% of the total revenue.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2023, three suppliers accounted for 20.0%, 14.6%,and 13.5% of the total accounts payable balance, respectively. As of June 30, 2024, two suppliers accounted for 28.9% and 13.7% of the total accounts payable balance. For the six months ended June 30, 2023, two suppliers accounted for 19.9% and 16.3% of the total purchases, respectively. For the six months ended June 30, 2024, two suppliers accounted for 21.2% and 11.7% of the total purchases, respectively.

Foreign Exchange Risk

The Groups’ operations are primarily in China. The reporting currency is denominated in RMB. The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars.

(u) Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Group expects the adoption of this ASU will not have a material effect on the interim condensed consolidated financial statements.

In December 2023, the FASB issued ASU No.2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosure to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. GOING CONCERN

The Group has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Interim Condensed Consolidated Financial Statements were available to be issued.

The Group has incurred a net loss of RMB 19,314,134 (US$ 2,710,070) with negative operating flows of RMB 14,640,802 (US$ 2,054,333) for the six months ended June 30, 2024. As of June 30, 2024, there is net working capital deficit of RMB 29,314,020 (US$ 4,113,212) and accumulated deficit of RMB 95,650,425 (US$ 13,421,230). The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party loans and loans from third parties. As of the date of issuance of the interim condensed consolidated financial statements, the Group has approximately $16 million of shareholder loan (see Note 19).

The Group intends to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares and (6) seek for certain credit facilities. The Management plan can alleviate the substantial doubt of the Group’s ability to continue as a going concern.

In September 2024, the Group entered into Securities Purchase Agreements (the“Securities Purchase Agreement”) with two accredited investors (the“Purchasers”), pursuant to which the Company received net proceeds of US$ 800,000 in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of US$ 800,000. These Debentures were converted into the Group’s Class A ordinary shares in October 2024.

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the“Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,335 Class A ordinary shares to the Purchasers at a purchase price of US$ 0.45 per share. The Company received gross proceeds of US$ 6,657,000.

The accompanying interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the interim condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Accounts receivable	51,478,092	54,958,198	7,711,483
Allowance for credit losses related to accounts receivable	(10,196,104)	(8,141,968)	(1,142,444)
Total accounts receivable, net	41,281,988	46,816,230	6,569,039

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET (Cont.)

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Beginning balance	1,185,328	10,196,104	1,430,671
Addition	9,745,364	6,974,931	978,690
Write off	(406,566)	(5,423)	(761)
Reverse	(328,022)	(9,023,644)	(1,266,156)
Ending balance	10,196,104	8,141,968	1,142,444

The Group recorded bad debt expenses of RMB 952,603 and 6,974,931(US$ 978,690) for the six months ended June 30, 2023 and 2024, respectively. For the six months ended June 30, 2024, the Group had written off RMB 5,423 (US$ 761) in bad debt, and made reversal of bad debt of RMB 9,023,644 (US$ 1,266,156).

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Advanced to suppliers (a)	1,602,310	2,056,858	288,609
Deposits (b)	9,644,591	8,943,059	1,254,849
Tax/expenses paid on behalf of clients	3,182,361	448,108	62,876
Loan & interest receivable (c)	3,845,273	4,163,442	584,196
Prepaid VAT and other taxes	2,770,436	2,628,647	368,840
Other receivables (d)	442,354	571,383	80,174
	21,487,325	18,811,497	2,639,544
Allowance for credit losses related to prepaid expenses and other current assets	(8,973,447)	(9,185,409)	(1,288,855)
Total prepaid expenses and other receivables, net	12,513,878	9,626,088	1,350,689

(a)	The balance mainly represents the advance payments made chartered airlines freight services and rent.

(b)	The balance mainly represents the current operational deposits for lease and cargo space reservation to vendors.

(c)

The balance represents the principal and interests of the loan to Shenzhen Expecs Technology Co., Ltd. (“Expecs”). In May 2022, the Group entered into a term sheet with an intention to acquire Expecs of which core business is to offer services of inspection assistance for China Customs and customs brokerage. The Group prepaid RMB 3.6 million for the planned acquisition during 2022. In July 2023, the Group and Expecs signed a loan agreement and the prepayment became a one-year short term loan bearing an annual interest rate of 6%. In July 2024, the loan was extended for one more year due on June 30, 2025.

During the six months ended June 30, 2024, there was a substantial doubt of the recoverability of the loan to Expecs. Therefore, the Group recorded provision for credit losses against the full amount of the loan (including interests) of RMB 4,050,273 (US$ 568,316) as of June 30, 2024.

(d)	The balance mainly represents the prepaid rent and some advances to employees for routine business or travel needs.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Beginning balance	237,704	8,973,447	1,259,113
Addition	8,761,236	211,962	29,742
Write off	(25,493)	-	-
Ending balance	8,973,447	9,185,409	1,288,855

The Group recorded bad debt expenses of nil and RMB 211,962 (US$ 29,742) for the the six months ended June 30, 2023 and 2024, respectively. For the six months ended June 30, 2023 and 2024, the Group had written off RMB 25,494 and nil in bad debt, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Motor vehicles	1,485,841	1,485,842	208,486
Electronic equipment	2,033,203	2,162,123	303,379
Machinery	1,139,270	1,238,049	173,717
Other equipment	1,413,753	1,413,753	198,371
Construction in progress	655,987	810,782	113,765
Subtotal	6,728,054	7,110,549	997,718
Less: accumulated depreciation	(3,200,069)	(3,335,781)	(468,060)
	3,527,985	3,774,768	529,658
Less: impairment charges	(2,404,009)	(2,800,859)	(393,004)
Property and equipment, net	1,123,976	973,909	136,654

Depreciation expense was RMB 383,238 and RMB 135,711 (US$ 19,042) for the six months ended June 30, 2023 and 2024, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT, NET (Cont.)

During the six months ended June 30, 2024, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the Company’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Company performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Company then performed analysis to estimate the fair value of the other long -lived assets and recognized an impairment charge within operating expenses of RMB 396,850 (US$ 55,684) against the property and equipment by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value for the six months ended June 30, 2024. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Company believe the expectations and assumptions about the future are reasonable, they are inherently uncertain. No impairment charges were recognized during the six months ended June 30, 2023.

7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Software	2,096,218	2,324,733	326,196
Less: accumulated depreciation	(101,350)	(207,661)	(29,138)
	1,994,868	2,117,072	297,058
Less: impairment charges	-	(567,017)	(79,561)
Intangible assets, net	1,994,868	1,550,055	217,497

Amortization expense was RMB 112,930 and RMB 106,311 (US$ 14,917) for the six months ended June 30, 2023 and 2024, respectively.

During the six months ended June 30, 2024, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the Company’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Company performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Company then performed analysis to estimate the fair value of the other long -lived assets and recognized an impairment charge within operating expenses of RMB 567,017 (US$ 79,561) against the intangible assets by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value for the six months ended June 30, 2024. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Company believe the expectations and assumptions about the future are reasonable, they are inherently uncertain. No impairment charges were recognized during the six months ended June 30, 2023.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Bank of China Shenzhen Nantou Branch (a)	6,300,000	-	-
Industrial and Commercial Bank of China (b)	3,000,000	6,000,000	841,892
Shenzhen Futian Yinzuo Rural Bank(c)	1,559,968	994,194	139,501
Bank of China Shenzhen Dongbu Branch (d)	5,000,000	4,400,000	617,389
Bank of China Shenzhen Dongbu Branch (e)	3,000,000	3,000,000	420,946
Bank of Ningbo (f)	6,743,530	7,042,697	988,199
Total	25,603,498	21,436,891	3,007,927

(a)	On March 29, 2023, JYD WLKJ entered into a working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB 5,000,000(US$ 701,577) with one-year term with an interest rate of 4.1%. On May 9, 2023, JYD WLKJ entered into another working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB 2,000,000(US$ 280,631) with one-year term with an interest rate of 3.8%. The loan was guaranteed by Shenzhen Gaoxintou SE Financing Guarantee Co., LTD and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). As of December 31, 2023, RMB 700,000(US$ 98,221) was repaid, and total amount of RMB 6,300,000(US$ 883,987) was outstanding for these two loans. During the six months ended June 30, 2024, the total outstanding loan was fully repaid when it was due.

(b)	On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China in the total amount of RMB 3,000,000 (US$ 420,946) with a half-year term with an interest rate of 4.65%. The loan was renewed every six month. In March 2024, the term of the loan was extended to one year, due in March 2025. The interests on the loan was 3.45%. In June 2024, JYD DS entered into a series of loan agreements with Industrial and Commercial Bank of China in the total amount of RMB 3,000,000 (US$ 420,946) with an interest rate of 3.45%. These loans are all due on May 31, 2025.

(c)	On June 27, 2022, JYD WLKJ entered into a loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB 2,000,000 (US$ 280,631) with an interest rate of 10.512% with one-year term. The amount was repaid when it was due in June 2023. On July 5, 2023, JYD WLKJ entered into a new loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB 2,000,000 (US$ 280,631) with an interest rate of 10.512% with one-year term. As of December 31, 2023, RMB 440,032 (US$ 61,743) was repaid, and RMB 1,559,968 (US$ 218,888) was outstanding. As of June 30, 2024, RMB 565,774 (US$ 79,387) was repaid, and RMB 994,194 (US$ 139,501) was outstanding. In July 2024, the loan was fully repaid when it was due.

(d)

On November 22, 2023, JYD HQ entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB 5,000,000(US$ 701,577) with an interest rate of 3.6%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). As of June 30, 2024, RMB 600,000 (US$ 84,189) was repaid, and RMB 4,400,000 (US$ 617,389) was outstanding.

(e)

On October 30 2023, JYD SZGJHY entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB 3,000,000(US$ 420,946) with an interest rate of 3.75%. In October 2024, the loan was fully repaid when it was due.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHORT-TERM BORROWINGS (Cont.)

(f)

On November 8, 2023, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD1,000,000 with an interest rate of 6.5%. The loan was guaranteed by JYD WLKJ. RMB 6,743,530 (US$ 946,221) was the loan balance as of December 31, 2023. During the six months ended June 30, 2024, RMB 11,743,710 (US$ 1,647,824) was withdrawn and RMB 11,444,543 (US$ 1,605,846) was repaid. As of June 30, 2024, RMB 7,042,697 (US$ 988,199) was outstanding. The loan was fully repaid when it is due in November 2024.

Interest expenses were RMB 191,599 and RMB 512,153 (US 71,863) for short-term borrowings for the six months ended June 30, 2023 and 2024, respectively.

9. LOANS PAYABLE - A THIRD PARTY

On December 13, 2023, the Company borrowed a loan from Boknap Logistics(HK) Ltd. of RMB 2,833,080 (USD 400,000) for 18 months with interest rate of 6%. The loan was classified as long term debt as of December 31, 2023 and as short term debt as of June 30, 2024. As of June 30, 2024, principal of RMB 2,829,023 (US$ 396,956) and accumulated interests of RMB 115,633 (US$ 16,225) were outstanding. In October 2024, RMB 2,138,040 (US$ 300,000) was repaid.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Accrued payroll and employee benefits	3,416,836	4,038,505	566,665
Payable to third parties (a)	1,818,200	7,280,590	1,021,579
Deposit payable	2,017,770	1,574,810	220,970
Others	233,075	543,937	76,323
Total	7,485,881	13,437,842	1,885,537

(a)	The balance mainly represents the payables for acquiring services for daily operations such as property fees, rent and utility bills as well as professional and consulting services as of December 31, 2023 and June 30, 2024.

11. LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Right-of-use assets	12,237,211	6,414,655	900,075
Less: impairment	(3,244,676)	(2,729,651)	(383,012)
Right-of-use assets	8,992,535	3,685,004	517,063

Operating lease liabilities – current	8,806,671	5,067,633	711,067
Operating lease liabilities – non-current	5,216,622	2,268,683	318,331
Total operating lease liabilities	14,023,293	7,336,316	1,029,398

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Cont.)

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2024 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.57
Weighted average discount rate	4.2%

A summary of lease expenses recognized in the consolidated statements of operations as of June 30, 2024 and supplemental cash flow information related to operating leases were as follows:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Lease expense
Operating lease expense - third party	10,148,284	2,058,621	288,856
Short-term lease expense	15,056,781	7,615,047	1,068,509
Sublease income (1)	(707,009)	(3,056,058)	(428,812)
Total lease expense	24,498,055	6,617,610	928,553

Other information
Cash paid for operating leases	8,543,549	3,003,868	421,489
Right-of-use assets obtained in exchange for operating new lease liabilities	15,838,886	5,229,722	733,811

* (1)	For the six months ended June 30, 2024, the Group incurred sublease income of RMB 3,056,058 (US$ 428,812), and sublease cost of RMB 2,913,502 (US$ 408,809).

During the six months ended June 30, 2023 and 2024, the Group incurred total operating lease expenses of RMB 2,432,398 and RMB 6,617,610 (US$ 928,553), respectively.

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2024:

Year	Amounts
	RMB	US$
Remainder of 2024	2,989,195	419,430
2025	2,613,699	366,742
2026	695,993	97,659
2027	535,095	75,082
2028	330,827	46,420
Thereafter	578,078	81,113
Total lease payments	7,742,886	1,086,446
Less: imputed interest	406,570	57,048
Total operating lease liabilities, net of interest	7,336,316	1,029,398

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Cont.)

The Company recognized a lease termination loss of RMB 1,197,921 and RMB 310,673 (US$ 43,592), which is included in Lease termination loss on the Interim Condensed Consolidated Statement of Operations and Comprehensive Income / (Loss) for the six months ended June 30, 2023 and 2024, respectively, related to the early termination of warehouse.

12. LONG-TERM BORROWING

On December 23, 2022, JYD SM entered into a loan agreement with Postal Savings Bank of China in the total amount of RMB 5,000,000(US$ 701,577) with an interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). According to the loan agreement, RMB 50,000(US$ 7,016) will be paid monthly starting from January 2023 until December 2024, and remaining balance of RMB 3,800,000 (US$ 533,199) will be paid at the end of the loan term. As of December 31, 2023, RMB 600,000 (US$ 84,189) was repaid, and RMB 4,400,000 (US$ 617,388) was outstanding and reclassed to current liability as current maturities of long-term borrowing. As of June 30, 2024, RMB 4,100,000 (US$ 575,293) was outstanding.

Interest expenses were RMB 96,239 and RMB 90,188 (US 12,655) for long-term borrowings for the six months ended June 30, 2023 and 2024, respectively.

13. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

For the year ended December 31, 2023, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD DS, JYD SHWL, JYD YCKJ, were recognized as small low-profit enterprises, and JYD WLKJ and JYD RHTD was recognized as a general taxpayer whose applicable tax rate is 25.0%. For the six months ended June 30, 2024, Oranda and JNT, two newly acquired subsidiaries, were recognized as small low-profit enterprises. Entities with annual taxable income exceeding RMB 3,000,000, total assets exceeding RMB 50,000,000, and their number of employees exceeding 300 are considered general taxpayer. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

The income tax provision consisted of the following components:

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Current income tax (benefit) / expenses	(97,584)	253,886	35,624
Deferred income tax expense / (benefit)	133,923	(926,279)	(129,971)
Total income tax expenses / (benefit)	36,339	(672,393)	(94,347)

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (Cont.)

PRC

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Loss before provision for income taxes is attributable to the following geographic locations:
PRC	(23,476,531)	(17,599,574)	(2,469,491)
Foreign	(2,715,165)	(2,386,953)	(334,926)
Total Loss before Income Taxes	(26,191,696)	(19,986,527)	(2,804,417)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the six months ended June 30,
	2023	2024

PRC statutory income tax rate	25.0%	25.0%
Impact of different tax rates in other jurisdictions	(1.8)%	(3.1)%
Effect of preferential tax rate	(7.2)%	(10.4)%
Non-deductible items	0.2%	1.4%
Effect of additional R&D deduction	1.3%	0.0%
Tax effect on deferred offering costs	1.8%	0.0%
Change in valuation allowance	(19.4)%	(9.5)%
Effective tax rate	(0.1)%	3.4%

The effect on deferred offering costs mainly resulted from the book-tax difference of capitalization for initial public offerings expenses. The deferred offering costs are deductible under PRC tax regulation.

As of December 31, 2023 and June 30, 2024, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	10,843,551	27,376,264	3,841,312
Bad debt provision	3,801,660	1,293,365	181,479
Impairment charges	963,398	93,178	13,074
Lease liability	818,974	(98,254)	(13,787)
Less: Valuation allowance	(12,738,069)	(23,834,998)	(3,344,417)
Deferred tax assets, net of valuation allowance	3,689,514	4,829,555	677,661

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (Cont.)

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion of the recorded deferred tax assets will not be realized in future periods.

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$
Deferred tax liabilities:
Right of use assets	(760,806)	(980,166)	(137,530)
Total deferred tax liabilities	(760,806)	(980,166)	(137,530)

As of June 30, 2024, net operating loss carry forward will expire, if unused, in the following amounts:

Amounts
Remained of 2024	2,851,618
2025	27,602
2026	11,930,662
2027	56,480,637
2028	-
2029	24,341,521
95,632,039

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2024, the Group did not have any significant unrecognized uncertain tax positions.

Net operating loss from Hong Kong can be carried forward indefinitely.

The Group’s taxes payable consists of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
Income tax payable	163,527	241,256	33,851
VAT and other taxes payable	349,670	676,472	94,920
Total taxes payable	513,197	917,728	128,771

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY

Ordinary shares

The Company’s authorized share capital comprises of (i) 480,000,000 Class A ordinary shares of par value US$ 0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$ 0.0001 each. On June 10, 2022, the Company issued 9,420,000 Class A ordinary shares and 6,409,600 Class B ordinary shares. On September 6, 2022, the Company issued another 1,370,400 Class A ordinary shares which issuance was considered as being part of the reorganization of the Group and was retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 7, 2022, the Company granted 800,000 Class A ordinary shares to its financial advisory consultant as the consideration in the form of bonus with a performance condition of a successful initial public offering (“IPO”) under the professional financial advisory services originally agreed in 2022. Granted shares shall be subject to a right of repurchase by the Company for nil consideration if the Company fails to achieve a successful IPO.

On September 9, 2022, the Company entered into a share subscription agreement with various third party investors for 2,000,000 Class A ordinary shares at the consideration of $5,000,000. The Company received the consideration in January and February 2023. And the consideration received was paid as the payment to the Initial Shareholders in January and February 2023.

On February 16, 2023, Jayud implemented a 1 for 1.25 reverse share split of its ordinary shares under Cayman Islands law (the “Reverse Share Split”). As a result of the Reverse Share Split, the total of 13,590,400 issued and outstanding Class A ordinary shares prior to the Reverse Share Split was reduced to a total of 10,872,320 issued and outstanding Class A ordinary shares and the total of 6,409,600 issued and outstanding Class B ordinary shares prior to the Reverse Share Split was reduced to a total of 5,127,680 issued and outstanding Class B ordinary shares. The Reverse Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Reverse Share Split also increased the par value of Jayud’s ordinary shares from $0.0001 to $0.000125 and decreased the number of its authorized shares from 500,000,000 to 400,000,000, which are divided into 384,000,000 Class A ordinary shares and 16,000,000 Class B ordinary shares.

On March 16, 2023, the Company implemented a 1 to 1.25 forward share split of its ordinary shares under Cayman Islands Law, or the Forward Share Split. As a result of the Forward Share Split, the total of 10,872,320 issued and outstanding Class A ordinary shares prior to the Forward Share Split was increased back to a total of 13,590,400 issued and outstanding Class A ordinary shares, and the total of 5,127,680 issued and outstanding Class B ordinary shares prior to the Forward Share Split was increased back to a total of 6,409,600 issued and outstanding Class B ordinary shares. The Forward Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Forward Share Split also reduced the par value of Jayud’s ordinary shares from $0.000125 back to $0.0001, and increased the number of authorized shares from 400,000,000 back to 500,000,000, which are divided into 480,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares.

In April 2023, the Company completed initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” The Company raised approximately US$ 4.86 million in net proceeds at US$ 4 per share from the issuance of 1,250,000 new Class A ordinary shares from the initial public offering and 102,223 new Class A ordinary shares from partial exercise of over-allotment option by its underwriter after deducting underwriting discounts, commissions and expenses.

As of December 31, 2023 and June 30, 2024, 14,942,623 Class A Ordinary shares were issued and outstanding; 6,409,600 Class B Ordinary shares were issued and outstanding.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (Cont.)

Warrant

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 37,500 Class A ordinary shares. The warrants have an exercise price of US$ 4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028. The value of the warrant was evaluated by a third party appraiser, and amounted to RMB 360,874 (US$ 50,591).

Capital injection by non-controlling shareholder

In September 2023, the non-controlling shareholder of JYD RHTD made a capital injection of RMB 2,450,000 (US$ 343,773) to JYD RHTD.

In January 2024, the non-controlling shareholder of Oranda made a capital injection of RMB 20,000 (US$ 2,806) to Oranda.

Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB 18,770,000 (US$ 2,633,721). Out of the total dividend declared, RMB 6,839,000 (US$ 959,617) was inter-group dividend, and RMB 11,931,000 (US$ 1,674,103) was to individual shareholders. As of December 31, 2023 and June 30, 2024, RMB 6,937,500 (US$ 973,438) was outstanding and included in the other payables to shareholders.

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2024, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB 6.4 million (US$ 0.8 million), respectively.

15. NON-CONTROLLING INTERESTS

In July 2023, JYD XYX entered into a joint venture agreement with Mr. Wu Hailong, to set up JYD RHTD. Since the Group retains control of JYD RHTD, the investment from Mr. Wu Hailong was accounted for as non-controlling interest.

In January 2024, the Group acquired a 51% equity interest of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”) and 51% equity interest of Shenzhen Jiniu International Logistics Co., Ltd. (“JNT”). Since the Group retains control of Oranda and JNT, the investment from Mr. Ke Zhu of Oranda and Mr. Guojun Niu of JNT were accounted for as non-controlling interests.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. NON-CONTROLLING INTERESTS (Cont.)

In April 2024, the Group and Mr. Guojun Niu acquired a 51% and 49% equity interest of HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”), respectively. Since the Group retains control of FASTLY, the investment from Mr. Guojun Niu was accounted for as non-controlling interest.

In May 2024, JYD US acquired a 51% equity interest of HYTX Warehouse Inc. (“HYTX”). Since the Group retains control of HYTX, the investment from HYTX INC was accounted for as non-controlling interest.

As of December 31, 2023 and June 30, 2024, the balance of non-controlling interest is as following.

Entity	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
TYPHK	(164,700)	(168,873)	(23,695)
JYD SHWL	(1,434,739)	(1,439,448)	(201,977)
JYD YCKJ	(9,304,266)	(11,941,229)	(1,675,539)
JYD RHTD	3,277,031	5,069,176	711,284
JNT	-	(94,678)	(13,285)
FASTFLY	-	(7,334)	(1,029)
Oranda	-	(448,714)	(62,961)
HYTX	-	(22,797)	(3,199)
Total	(7,676,674)	(9,053,897)	(1,270,401)

16. RELATED PARTY BALANCES AND TRANSACTIONS

Accounts receivable - related parties

As of December 31, 2023 and June 30, 2024, accounts receivable from a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Shenzhen Oranda Global Logistics Limited	80% shares owned by Oranda’s 49% interest minor shareholder	Logistic services	-	86,628	12,155
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	40% owned by Bin Li	International trading	-	173,382	24,328
			-	260,010	36,483

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other receivable - related parties

As of December 31, 2023 and June 30, 2024, other receivable from related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	100% controlled by Xiaohua Jia	Net collection on behalf of the Group	125,049	385,563	54,100
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	90% owned by Bao BingBing, management of JYD NJWL	Rent deposit	39,809	-	-
			164,858	385,563	54,100

For the six months ended June 30, 2023, Winpass paid on behalf of Jayud for logistics services acquired abroad in a total amount of RMB 843,730 and collected on behalf of Jayud for logistics services provided abroad in a total amount of RMB 1,137,283. For the six months ended June 30, 2024, Winpass paid on behalf of Jayud for logistics services acquired abroad in a total amount of RMB 1,468,748 (US$ 206,088) and collected on behalf of Jayud for logistics services provided abroad in a total amount of RMB 1,729,262 (US$ 242,642).

Accounts payable - related parties

As of December 31, 2023 and June 30, 2024, accounts payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Logistic services	418,266	540,015	75,772
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Logistic services	6,248,192	17,109,198	2,400,685
HYTX Logistics LLC	100% shares owned by HYTX’s 49% interest minor shareholder	Logistic services	-	282,463	39,634
Shenzhen Oranda Global Logistics Limited	80% shares owned by Oranda’s 49% interest minor shareholder	Logistic services	-	50,880	7,139
Shenzhen Huanshi Chuangyuan Technology Limited	70% shares owned by Oranda’s 49% interest minor shareholder	Logistic services	-	226,615	31,798
Tianjin Oranda Global Logistics Limited	20% shares owned by Oranda’s 49% interest minor shareholder	Logistic services	-	32,066	4,499
			6,666,458	18,241,237	2,559,527

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Loans payable - a related party

As of December 31, 2023 and June 30, 2024, loan payable to a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	40% owned by Bin Li	Loan	3,000,000	2,000,000	280,631
			3,000,000	2,000,000	280,631

On November 15, 2023, Jayud borrowed a short-term loan from Renrui of RMB 3,000,000 (US$ 420,946) with interest of RMB 30,000 (US$ 4,209) . The principle and interests were fully repaid in January 2024. In April 2024, the Group borrowed a loan of RMB 3,000,000 (US$ 420,946) from Renrui with an interest rate of 6%. The loan is due in September 2025. As of June 30, 2024, principal of RMB 1,000,000 (US$ 140,315) was repaid and RMB 2,000,000 (US$ 280,631) was outstanding. The interest expense on the loan was RMB 47,193 (US$ 6,622) for the six months ended June 30, 2024. In September 2024, RMB 500,000 (US$ 70,158) was repaid to Renrui.

Other payable - related parties

As of December 31, 2023 and June 30, 2024, other payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Net payments on behalf of the Group (a)	686,609	696,712	97,759
Bin Li	Management of JYD SXGYL	Interest Payable (b)	30,000	-	-
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	40% owned by Bin Li	Interest Payable (b)	24,643	41,836	5,870
Shenzhen Zhongshun Jiean Estate Management Co., Ltd (“Zhongshun”)	90% owned by BingBing Bao, management of JYD NJWL	Rent payable (c)	7,775,393	-	-
			8,516,645	738,548	103,630

(a)	For the six months ended June 30, 2023 and 2024, Cargo Link paid on behalf of Jayud in a total amount of RMB 25,978 and RMB 5,255 (US$ 737), respectively.

(b)	On November 15, 2023, the Group borrowed short-term loans from Li Bin and Renrui each of RMB 3,000,000 (US$ 420,946), with loan term of 20 days and 55 days, respectively. Interest was RMB 30,000 for each loan. The principal of RMB 3,000,000 (USD 423,567) from Li Bin was fully repaid in December 2023, and the interest was repaid in January 2024. The balance of RMB 41,836 (US$ 5,870) with Renrui represents the interest payable on the new loan of RMB 3,000,000 (US$ 420,946) borrowed in April 2024.

(c)	In May 2023, the Group signed a 7-month lease agreement with Zhongshun for its offices and warehouses. As of December 31, 2023, rent payable of RMB 7,775,393 (US$ 1,097,801) was outstanding. During the six months ended June 30, 2024, Bao BingBing resigned as management of JYD NJWL. Therefore, Shenzhen Zhongshun Jiean Estate Management Co., Ltd was not related party of the Group as of June 30, 2024.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable – shareholders

As of December 31, 2023 and June 30, 2024, other payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Xiaogang Geng	Shareholder and CEO	Interest of shareholder loan	16,465	-	-
Qing Wang	Shareholder	Business Reimbursement Payable	20,564	18,013	2,527
			37,029	18,013	2,527

Loans payable – shareholders

As of December 31, 2023 and June 30, 2024, loans payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Huang Jianhong	Shareholder and COO	Loan	-	4,337,897	608,674
Jia Xiaohua	Shareholder	Loan	-	3,667,090	514,549
Peng ZhongLiang	Shareholder	Loan	-	1,002,630	140,684
Wang Qing	Shareholder	Loan	-	305,918	42,925
Yi Yu	Shareholder	Loan	-	6,145,241	862,272
Xiaogang Geng	Shareholder and CEO	Loan	823,265	876,792	123,027
			823,265	16,335,567	2,292,132

In August 2023, the Group borrowed a total amount of RMB 823,265 (US$ 116,236) with 6% interests from Xiaogang Geng. The loan is due in August 2025. During the six months ended June 30, 2024, the Group borrowed a total amount of RMB 15,165,895 (US$ 2,128,009) with 6% interests from six shareholders of the Group with 14~19 months terms. The interest expense on these loans was RMB 346,407 (USD$48,606) during the six months ended June 30, 2024. In October 2024, the Group repaid RMB 828,391 (US$ 116,236) to Xiaogang Geng and RMB 2,614,110 (US$ 366,800) to Xiaohua Jia.

Other payable – shareholders - non-current

As of December 31, 2023 and June 30, 2024, other payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2023	As of June 30, 2024
			RMB	RMB	US$
Xiaogang Geng	Shareholder and CEO	Dividend	6,225,000	6,225,000	873,464
Xiaohua Jia	Shareholder	Dividend	712,500	712,500	99,975
			6,937,500	6,937,500	973,438

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Shareholder transaction

For the six months ended June 30, 2023 and 2024, the Group had the following material shareholder transaction:

		For the six months ended June 30,
Shareholder	Nature	2023	2024
		RMB	RMB	US$
Xiaogang Geng	Interest expenses of a loan	-	48,401	6,791
Xiaohua Jia	Interest expenses of a loan	-	44,121	6,191
Jianhong Huang	Interest expenses of a loan	-	137,897	19,349
ZhongLiang Peng	Interest expenses of a loan	-	2,630	369
Qing Wang	Interest expenses of a loan	-	5,918	830
Yu Yi	Interest expenses of a loan	-	107,440	15,076

Related party transactions

For the six months ended June 30, 2023 and 2024, the Group had the following material related party transactions:

		For the six months ended June 30,
Related Parties	Nature	2023	2024
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	227,198	241,479	33,883
Cargo Link Logistics HK Company Limited	Purchase of logistic services	34,006,130	31,986,207	4,488,158
HYTX Logistics LLC	Purchase of logistic services	-	319,460	44,825
Shandong Oranda Logistics Co., Ltd	Purchase of logistic services	-	21,946	3,079
Shenzhen Oranda Global Logistics Limited	Purchase of logistic services	-	264,989	37,182
Shenzhen Huanshi Chuangyuan Technology Limited	Purchase of logistic services	-	264,195	37,071
Tianjin Oranda Global Logistics Limited	Purchase of logistic services	-	31,813	4,464
Shandong Oranda Logistics Co., Ltd	Provided logistic services	-	58,070	8,148
Shenzhen Oranda Global Logistics Limited	Provided logistic services	-	265,190	37,210
Shenzhen Huanshi Chuangyuan Technology Limited	Provided logistic services	-	286,352	40,180
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	211,684	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	122,500	-	-
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Sales of goods	-	641,316	89,987

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2023 and June 30,2024.

	As of December 31, 2023		As of June 30, 2024
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	7,025,390	17.0%	5,100,276	10.8%	715,647
B	*	*	8,077,588	17.2%	1,133,410

*	Represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2023 and 2024.

	For the six months ended June 30,		For the six months ended June 30,
	2023		2024
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		US$
C	*	*	27,351,614	10.11%	3,837,853
B	18,481,371	10.9%	*	*	*
A	18,347,072	10.8%	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2023 and June 30,2024.

	As of		As of
	December 31, 2023		June 30, 2024
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB	%	US$
Cargo Link Logistics HK Company Limited	6,248,193	13.5%	17,024,215	28.9%	2,388,760
A	9,302,019	20.0%	*	*	*
B	6,801,207	14.6%	8,063,592	13.7%	1,131,446

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. CONCENTRATION (Cont.)

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the six months ended June 30, 2023 and 2024.

	For the six months ended June 30,
	2023		2024
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		US$
Cargo Link Logistics HK Company Limited	34,006,130	19.9%	31,986,207	11.7%	4,488,158
A	*	*	57,953,487	21.2%	8,131,768
C	27,936,781	16.3%	*	*	*

*	Represented the percentage below 10%

18. COMMITMENTS AND CONTINGENCIES

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to the company’s shares and classified as shareholder’s equity or that are not reflected in the Company’s consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

The following table sets forth the Company’s contractual obligations as of June 30, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years

Operating lease payment	7,742,886	2,989,195	2,613,699	2,139,992
Bank borrowings	25,536,891	25,536,891	-	-
Loan from a related party	2,000,000	2,000,000
Loans from a third party	2,829,023	2,829,023	-	-
Loan from shareholders	16,335,567	-	16,335,567	-
Total	54,444,367	33,355,109	18,949,266	2,139,992

Other than as shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. Business Combination

Qingdao Oranda Supply Chain Management Co., Ltd.

In January 2024, the Group acquired a 51% stake in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”), a company based in Qingdao, Shandong. Oranda offers comprehensive logistics services including cargo identification, transportation, warehousing, customs clearance, and insurance. The purchase price is contingent on Oranda’s performance, with a mix of cash and the Group’s Class A ordinary shares to be paid in 2027, based on Oranda’s average net profit until December 31, 2026. The net assets of Oranda was negative RMB 341 at the time of acquisition. Oranda incurred a net loss of RMB 961,351 from the date of acquisition to June 30, 2024. These amounts are considered insignificant to the Group’s net assets as of June 30, 2024 and net losses for the six months ended June 30, 2024; therefore, no pro forma information of Oranda are presented.

Shenzhen Jiniu International Logistics Co., Ltd.

In January 2024, the Group acquired a 51% stake in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”), located in Shenzhen. Focusing on supply chain management and logistics services, particularly for the Middle East trade lane, Jiniu offers a range of services from cargo transportation to technology export. The final purchase price will be determined by Jiniu’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on Jiniu’s average net profit until the end of 2026. The net assets of Jiniu was negative RMB 19,755 at the time of acquisition. Jiniu incurred a net loss of RMB 183,146 from the date of acquisition to June 30, 2024. These amounts are considered insignificant to the Group’s net assets as of June 30, 2024 and net losses for the six months ended June 30, 2024; therefore, no pro forma information of Jiniu are presented.

HYTX warehouse Inc.

In April 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”), a logistics company headquartered in California, U.S.A. The final purchase price will be determined by HYTX’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on HYTX’s average net profit until the end of 2026. The net assets of HYTX was negative RMB 11,960 at the time of acquisition. HYTX incurred a net loss of RMB 39,091 from the date of acquisition to June 30, 2024. These amounts are considered insignificant to the Group’s net assets as of June 30, 2024 and net losses for the six months ended June 30, 2024; therefore, no pro forma information of HYTX are presented.

Acquisition of these companies shall diversify the Group’s existing business portfolio, and broaden the source of income of the Group.

The transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations.

Based on financial statements of the companies above at the time of the acquisition, the fair value of these entities at the time of acquisition was considered immaterial. The Group made a forecast for next three years (up to December 2026) of Oranda, Jiniu and HYTX based on their historical performance, and none of them reaches the minimum required net income amount for receiving any consideration. Thus, the Company concluded that the consideration for these acquisitions are nil.

The contingent payment is more like an incentive to the selling shareholders for transferring their resource into the new companies to achieve long term growth of the companies, which should recognized as the compensation.

An award based on a fixed dollar amount is a liability in accordance with ASC 480-10-25-14. Liability classification is also appropriate for an award that has several possible fixed dollar amount settlements that are not solely or predominantly based on the value of the company’s shares. The compensation for the selling shareholders is calculated based on the average net income for the next three years (up to December 2026), so it should be accounted for as a liability award with a performance condition. The monetary value of the purchase price only fluctuates based on changes in average net income for the next three years, not stock price. Expense would not be recognized until achievement of one of the performance targets is deemed probable. The expense to be recognized would be based on the Company’s best estimate of the ultimate outcome at the end of each reporting period. Once the number of shares are issued, the award would be reclassified to equity.

Based on the Group’s forecast for next three years (up to December 2026) of each acquiree based on their historical performance, none of them reaches the minimum required net income amount for receiving any consideration. Therefore, no expenses or liabilities were recorded as of June 30, 2024.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. SUBSEQUENT EVENTS

Conversion of Class B shares

In July and September 2024, Xiaogang Geng, the controlling shareholder of the Group, converted total of 1,000,000 Class B shares into Class A shares.

Convertible Debentures

On September 13, 2024, the Group entered into Securities Purchase Agreements (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”), pursuant to which the Group received net proceeds of $800,000 in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of $800,000.

The transactions contemplated under the Securities Purchase Agreements closed on September 13, 2024, September 27, 2024 and October 8, 2024. The Debentures mature on the first-year anniversary of the issuance of the Debenture, bears interest at a rate of 6% per annum to the extent such interest is paid in cash or Class A ordinary shares of the Group, beginning after its original date of issuance at a conversion price at 52% of average of the Volume-Weighted Average Price (“VWAP”) for the five (5) consecutive trading days that is immediately prior to the original issue date, or 52% of the lowest daily VWAP price in the last five (5) trading days immediately prior to conversion.

The principal and accumulated interests were converted into 2,069,382 shares of Class A ordinary shares of the Group on October 22, 2024.

Termination of Acquisition of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”)

On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement dated January 18, 2024, and the 51% equity interests acquired was returned to the original owner of Oranda. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

Acquisition of interests in the companies in the United States

In October 2024, the Group made the following investments in the United States. These strategic investments are part of Jayud’s ongoing efforts to expand its operational footprint in the United States and enhance its comprehensive suite of logistics services.

- On October 19, 2024, the Group acquired 10% equity interests in LD Global Logistics Inc., a licensed customs broke, with 117,115 shares of Class A ordinary shares of the Group as consideration.

- From October 19, 2024 to October 26, 2024, the Group acquired 20% equity interests in HYTX WAREHOUSE NO.3 LLC, 49% equity interests in HYTX WAREHOUSE NO.10 LLC, 95% of YUKON FLOORING BELLAIRE, LLC, and 20% of HYTX WAREHOUSE NO.11 LLC, four warehousing companies in the United States, with 1,680,016 share, 1,568,457 shares, 2,219,828 shares, and 1,704,851 shares of Class A ordinary shares of the Group as consideration, respectively.

New share issuance

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,335 Class A ordinary shares to the Purchasers at a purchase price of US$ 0.45 per share. The closing of the private placement occurred on October 28, 2024 (the “Closing Date”) and the Company received gross proceeds of $6,657,000.

In October 2024, the Group issued 17,261 shares as compensation to its investor relation service provider.

As of October 28, 2024, 40,112,868 Class A Ordinary shares were issued and outstanding; 5,409,600 Class B Ordinary shares were issued and outstanding.

New shareholder loan

In September and November 2024, the Group borrowed a total amount of RMB 2,712,100 (US$ 380,549) and RMB 4,775,000 (US$ 670,006) from Xiaogang Geng, respectively. These loans all bear a 6% interest rate and are due in November and December 2024, respectively. As of the date of the report, total of RMB 5,802,500 (US$ 814,180) was repaid.

New related party loan

In July 2024, the Group borrowed a total amount of RMB 738,000 (US$ 103,553) with no interests from one of its officers. This loan is due in July 2025.

New bank loans

On July 5, 2024, YJD BG entered into a loan agreement with Industrial and Commercial Bank of China in the amount of RMB 1,000,000 (US$ 140,315) with an interest rate of 4.25%. The loan is due on May 31, 2025.

On November 15, 2024, JYD NJWL entered into a one-year maturity loan agreement with Bank of Ningbo in the total amount of USD 500,000 with an interest rate of 5.43%. The loan was guaranteed by JYD WLKJ.

New subsidiaries

In August 2024, the Group set up Ezhou Jayud Logistics Technology Co., Ltd (“JYD Ezhou”), a subsidiary wholly owned by JYD HK. In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (” Ezhou GJHY”) with a non-controlling shareholder and obtained 51% equity interest of Ezhou GJHY.